SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 889, dated March 25 and 26, 2021 DEL-043, dated March 25, 2021.

CERTIFICATE

MINUTES OF THE 869TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/CNPJ (Corporate Taxpayer ID) No. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 889th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on the twenty-fifth day of March of two thousand and twenty-one, at 02:05pm, and was adjourned at 05:08pm of the same day. The meeting was resumed on the thirty-sixth of March of two thousand and twenty-one, at 09:10am, and adjourned at 01:48pm. The meeting was held remotely, using the Cisco Webex Meetings videoconferencing application. The meeting was chaired by Director RUY FLAKS SCHNEIDER (RFS). Directors WILSON PINTO FERREIRA JR. (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), LÚCIA MARIA MARTINS CASASANTA (LMC), DANIEL ALVES FERREIRA (DAF), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) attended the meeting via videoconference. There was no record of absences, being an absence understood as no participation in any segment of the meeting. The Governance Secretary, BRUNO KLAPPER LOPES (BKL), and the Board of Directors’ Advisor, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. Decision: DEL 043/2021, dated March 25, 2021. Creation of Committees under the Articles of Incorporation (CEGS and CEPS), appointment of their members, and approval of relevant Bylaws (CEGS, CPES, and CA). The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and grounded on the favorable opinions recorded by the Management, People and Eligibility Committee – CGPE at the 068th meeting adjourned on March 24, 2021, and by the Strategy, Governance and Sustainability Committee – CEGS at the 50th and 52nd meetings adjourned on February 22, 2021 and on March 25, 2021, respectively, and on the related supporting material provided by the Governance Office, RESOLVED: 1. to approve the revision of the Bylaws of the Board of Directors of Eletrobras – CA, pursuant to the attached draft; 2. to approve the creation of the People Management, Eligibility, Succession and Compensation Committee under the Articles of Incorporation – CPES, pursuant to Article 40 of the Articles of Incorporation; 3. to approve the creation of the Bylaws of People Management, Eligibility, Succession and Compensation Committee under the Articles of Incorporation – CPES, in accordance with the attached draft, incorporating the following adjustment: Where one reads: “6.10. The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions;” one should read: “6.10. The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions;” 4. to approve the following composition for CPES:

Director MARCELO SIQUEIRA FREITAS – Member	Term of Office: Connected to CA’s unified term of office
Director RUY FLAKS SCHNEIDER – Member	Term of Office: Connected to CA’s unified term of office
Director LÚCIA MARIA MARTINS CASASANTA – Member	Term of Office: Connected to CA’s unified term of office

2 CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 889, dated March 25 and 26, 2021 DEL-043, dated March 25, 2021.

5. to approve the creation of the Strategy, Governance and Sustainability Committee under the Articles of Incorporation - CEGS, pursuant to Article 40 of the Articles of Incorporation; 6. to approve the Bylaws of Strategy, Governance and Sustainability Committee under the Articles of Incorporation - CEGS, in accordance with the attached draft, incorporating the following adjustment: Where one reads: “6.10. The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions;” one should read: “6.10. The Committee’s meetings will be opened upon attendance of a majority of its members, and its resolutions will be passed by the vote of a majority of its attending members, given that they will not have a decisional nature, rather standing as opinions;” 7. to approve the following composition for CEGS:

Director LÚCIA MARIA MARTINS CASASANTA – Member	Term of Office: Connected to CA’s unified term of office
Director BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO – Member	Term of Office: Connected to CA’s unified term of office
Director LUIZ EDUARDO DOS SANTOS MONTEIRO – Member	Term of Office: Connected to CA’s unified term of office

8. to determine that this Resolution takes effect as of April 01, 2021; 9. to revoke, as of April 01, 2021, all provisions to the contrary, including items 1 and 2 of DEL-148, dated May 26, 2017, and DEL-132, dated June 29, 2018; 10. to determine that the General Office – PRGS, the Board of Directors’ Governance Office – CAAS, Communication – PRC, Investor Relations – DFR, Governance and Compliance – DCG, People Management – DSP, Personnel Management – DSCR, each within their scope of action, take the necessary measures to fulfill this Resolution. The resolution proposed was unanimously approved by attendees. With no further issues to be addressed as concerns the business in question, the collective body ordered the issuance of this certificate, which after being read and approved is signed by the Governance Secretary BKL, who executed it. It is hereby recorded that the material supporting the resolution is filed at the Company’s head office. The other resolutions which were passed at this meeting were omitted in this certificate, since they stand as merely internal interests of the Company, thus being a legitimate cautionary measure grounded on the Management’s duty of confidentiality, pursuant to the head provision under Article 155 of Law 6404/76, therefore out of the scope of the rule set forth under Paragraph 1 of Article 142 of said Law. Chairman of the Board: RUY FLAKS SCHNEIDER. Directors: WILSON PINTO FERREIRA JR., LUCIA MARIA MARTINS CASASANTA, LUIZ EDUARDO DOS SANTOS MONTEIRO, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, DANIEL ALVES FERREIRA, RICARDO BRANDÃO SILVA, FELIPE VILLELA DIAS and MARCELO DE SIQUEIRA FREITAS

Rio de Janeiro, April 04, 2021.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.